UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-08041

GeoResources, Inc.

(Exact Name of Registrant as Specified in its Charter)

c/o Halcón Resources Corporation

1000 Louisiana St., Suite 6700

Houston, Texas 77002

(832) 538-0300

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2012	HALCÓN GEO HOLDINGS, LLC
successor by merger to GeoResources, Inc. (Registrant)

	By:	/s/ David S. Elkouri
	Name:	David S. Elkouri
	Title:	Executive Vice President and General Counsel